Scott K. Weiss
Tel. 602.445.8318
Fax 602.445.8632
WeissSK@gtlaw.com
August 11, 2005
VIA FACSIMILE (202) 772-9204
AND U.S. MAIL
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew J. Benson, Esq.

Re:	Kona Grill, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-125506) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2005
Dear Mr. Benson:
Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act, the Company hereby requests acceleration of the above-referenced Registration Statement at 4:00 p.m., Monday, August 15, 2005 or as soon as practicable thereafter.
In connection with this request, the Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
August 11, 2005

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please do not hesitate to contact me at (602) 445-8318.
Sincerely,

/s/ Scott K. Weiss
Scott K. Weiss
For the Firm
SKW:sw

cc:	C. Donald Dempsey Mark S. Robinow Quinn P. Williams Scott Graziano

August 11, 2005
VIA FACSIMILE (202) 942-9648
AND U.S. MAIL
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Matthew J. Benson, Esq.

Re:	Kona Grill, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No.333-125506) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2005
Dear Mr. Benson:
     In connection with the above-captioned Registration Statement, we wish to advise that between August 2, 2005 and the date hereof, 6,334 copies of the Preliminary Prospectus dated August 1, 2005, were distributed as follows: 0 to prospective underwriters; 6,334 to institutions and retail investors; and 0 to statistical and publicity services.
     The participating underwriters have confirmed that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated 4:00 p.m. (Eastern Daylight Time) on August 15, 2005 or as soon as practicable thereafter.

OPPENHEIMER & CO., INC., and
FELTL AND COMPANY

By:	/s/ Henry Williams

Name: Henry Williams
Title: Senior Vice President

August 11, 2005
VIA FACSIMILE (202) 772-9204
AND U.S. MAIL
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Matthew J. Benson, Esq.

Re:	Kona Grill, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-125506) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2005
Dear Mr. Benson:
You have asked that we provide this letter to you in connection with the change to the low end of the estimated price range made in the prospectus for the above-referenced offering. This letter will confirm that, prior to confirming sales, each of Oppenheimer & Co. Inc. and Feltl and Company will advise their sales forces and all prospective purchasers of shares of the change in the low end of the price range and any resulting material changes in the prospectus.
Very truly yours,
OPPENHEIMER & CO. INC., and
FELTL AND COMPANY
By: Oppenheimer & Co. Inc.
/s/ Henry Williams

Name: Henry Williams
Title: Senior Vice President